

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 28, 2017

Shannon M. Kuhl
Senior Vice President and Chief Legal Officer
First Financial Bancorp
255 East Fifth Street, Suite 700
Cincinnati, OH 45202

> **Re:** **First Financial Bancorp**
> **Registration Statement on Form S-4**
> **Filed September 22, 2017**
> **File No. 333-220583**

Dear Ms. Kuhl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services